

Mail Stop 3720

November 30, 2007

Bing He
President and Principal Executive Officer
China Digital Ventures Corporation
RM 1001, 10 Building, Yumin Village
Heping Road, Luohu District
Shenzhen, China

> **Re: China Digital Ventures Corporation**
> **Form SB-2**
> **Filed October 16, 2007**
> **File No. 333-146727**

Dear Mr. He:

   We have reviewed your filing, and your November 19, 2006 response letter, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We have considered your response to comment two and are unable to concur with your conclusion. In this regard, we note that:

   - the company is registering <u>all</u> of the shares held by persons other than Mr. Bing He and his sibling;
   - the selling shareholders are "friends or acquaintances" of the CEO;
   - the selling shareholders have held the shares for a limited period of time;

- the selling shareholders purchased the shares shortly after the company was organized;
- the selling shareholders purchased the shares for nominal consideration and the company received only nominal proceeds; and
- the company intends to "apply to the NASD to have the prices of our shares quoted on its Over the Counter (OTC) Bulletin Board electronic quotation service."

As a result, the offering does not appear to be a valid secondary offering meeting the requirements under Rule 415(a)(1)(i). Instead, it appears that this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415. Accordingly, please revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters.

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As appropriate, please amend your Form SB-2 in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please note, that we will not be able to grant an acceleration request until all correspondence has been filed electronically on EDGAR. Also, please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Collin Webster, Attorney-Advisor, at (202)551-3522 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/Michele M. Anderson
Legal Branch Chief